Filed by AK Steel Holding Corporation pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended.

Subject Company: AK Steel Holding Corporation

Commission File No.: 001-13696

The following is an email sent to employees of AK Steel Holding Corporation on February 10, 2020

From: “Roger Newport” <roger.newport@aksteel.com>

Subject: Employee Update about AK Steel Planned Merger with Cleveland-Cliffs

Date: 10 February 2020 08:09

To:

Good morning! I want to provide an update to the email I sent on January 22 about the planned merger with Cleveland-Cliffs.

We have made good progress and continue to expect that the transaction will close in the first half of 2020, subject to the satisfaction or waiver of customary closing conditions.

On February 4, Cleveland Cliffs and AK Steel filed a joint proxy statement with the SEC and are in the process of mailing it to their respective shareholders. The joint proxy statement contains important information relating to the merger. It also announces that each company will hold a special meeting of its shareholders on March 10, 2020, where the shareholders of each company will be asked to vote on matters related to the transaction, including to approve the merger.

As I have said from the outset, I believe this merger is a very positive move for our company. I strongly encourage those of you who hold stock in the company to vote FOR the merger.

On the integration front, teams from both companies continue to work on issues that will assist us in transitioning into a combined company when the transaction closes. In the meantime, however, it is important to remember that we continue to operate as two independent companies.

Last week, we also announced that our Q4 and full year 2019 earnings results will now be issued before the market opens on February 20. As usual, our employee call will follow the next day on February 21, during which we will provide information about the Company’s annual MIP results that will be distributed individually on February 27 and paid on February 28.

Sincerely,

Roger Newport

CEO

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “would,” “target” and similar expressions, as well as variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements reflect AK Steel’s and Cleveland-Cliffs’ current beliefs and judgments and are not guarantees of future results or outcomes. Forward-looking statements are based on assumptions and estimates that are inherently affected by economic, competitive, regulatory, and operational risks and uncertainties and contingencies that may be beyond AK Steel’s or Cleveland-Cliffs’ control.

They are also subject to inherent risks and uncertainties that could cause actual results or performance to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include (i) the completion of the proposed transaction on the anticipated terms and timing, including obtaining shareholder and regulatory approvals and anticipated tax treatment, or at all, (ii) potential unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, economic performance, indebtedness, financial condition, losses and future prospects, (iii) the ability of Cleveland-Cliffs to integrate its and AK Steel’s businesses successfully and to achieve anticipated synergies, (iv) business and management strategies for the management, expansion and growth of the combined company’s operations following the consummation of the proposed transaction, (v) pending litigation relating to the proposed transaction and potential future litigation that could be instituted against AK Steel, Cleveland-Cliffs or their respective directors, (vi) the risk that disruptions from the proposed transaction will harm AK Steel’s or Cleveland-Cliffs’ business, including current plans and operations, (vii) the ability of AK Steel or Cleveland-Cliffs to retain and hire key personnel, (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction, (ix) uncertainty as to the long-term value of Cleveland-Cliffs’ common stock, (x) continued availability of capital and financing and rating agency actions, (xi) legislative, regulatory and economic developments and (xii) unpredictability and severity of catastrophic events, including acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement (as defined below) filed with the SEC by Cleveland-Cliffs in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Other factors that may present significant additional obstacles to the realization of forward looking statements or which could have a material adverse effect on AK Steel’s or Cleveland-Cliffs’ respective consolidated financial condition, results of operations, credit rating or liquidity are contained in AK Steel’s and Cleveland-Cliffs’ respective periodic reports filed with the SEC, including AK Steel’s annual report on Form 10-K and Cleveland-Cliffs’ annual report on Form 10-K. Neither AK Steel nor Cleveland-Cliffs assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by applicable law.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, on January 8, 2020, Cleveland-Cliffs Inc. (“Cliffs”) filed with the SEC a registration statement on Form S-4 (File No. 333-235855) (as amended and as it may be supplemented from time to time, the “Registration Statement”) that includes a joint proxy statement of Cliffs and AK Steel and also constitutes a prospectus of Cliffs. The Registration Statement was declared effective by the SEC on February 4, 2020. On February 4, 2020, AK Steel also filed with the SEC its definitive joint proxy statement/prospectus in connection with the proposed transaction. AK Steel and Cliffs began mailing the definitive joint proxy statement/prospectus to their respective stockholders and shareholders on or around February 5, 2020. Cliffs and AK Steel may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Registration Statement or any other such document that Cliffs or AK Steel may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and securityholders may obtain copies of the Registration Statement, the definitive joint proxy statement/prospectus and the other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Documents filed with the SEC by AK Steel, including the definitive joint proxy statement/prospectus, are also available from AK Steel free of charge at our website, www.aksteel.com, or by contacting our Investor Relations at (513) 425-5215. Documents filed with the SEC by Cliffs are also available from Cliffs free of charge at its website, www.clevelandcliffs.com, or by contacting Cliffs’ Investor Relations at (216) 694-6544.

Participants in the Solicitation

AK Steel and Cliffs and certain of our respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning AK Steel’s directors and executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement for company’s 2019 annual meeting of stockholders, as filed with the SEC on Schedule 14A on April 10, 2019. Information regarding Cliffs’ directors and executive officers, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement for Cliffs’ 2019 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 12, 2019. Additional information regarding the interests of these participants are included in the definitive joint proxy statement/prospectus and the Registration Statement, as well as other relevant materials filed with the SEC when such materials become available. Free copies of these documents may be obtained from the sources indicated below.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell, or the solicitation of an offer to sell or the solicitation of an offer to buy, any securities or the solicitation of any vote or approval with respect to any security. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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